

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 26, 2011

<u>Via Email</u>
Mr. Thinh Q. Tran
Chief Executive Officer
Sigma Designs, Inc.
1778 McCarthy Boulevard
Milpitas, California 95035

    Re: Sigma Designs, Inc.
             Form 10-K for the Fiscal Year Ended January 29, 2011
             Filed March 28, 2011
             Form 10-Q for the Quarter Ended July 31, 2011
             Filed September 8, 2011
             File No. 001-32207

Dear Mr. Tran:

      We have reviewed your response dated September 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 29, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data, page 49</u>

<u>Notes to Consolidated Financial Statements, page 55</u>

<u>Note 10. Acquisitions, page 63</u>

1.   We note your response to prior comment 4. In order to fully evaluate your response, please also explain to us how you considered the other factors outlined in 805-10-55-25(a),(b),(d),(e) and (h) of the FASB Accounting Standards Codification in determining whether to account for this contingent liability as part of the purchase price of the acquisition rather than as an employee compensation expense.

Form 10-Q for the Quarter Ended July 31, 2011

Note 1. Organization and Summary of Significant Accounting Policies, page 6

-Goodwill and Intangible Assets, page 7

2.   We note your disclosures here and on pages 25-26 that you adjusted your market capitalization by a "reasonable control premium" and that your market capitalization with this adjustment exceeded the carrying value of your net assets by 8% as of July 31, 2011. Please explain to us in more detail how you determined the "reasonable control premium" to adjust your market capitalization by and the amount of the control premium that you utilized in this analysis. We may have more comments upon reviewing your response.

     You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin L. Vaughn
                                        Accounting Branch Chief